August 25, 2009

Via EDGAR

Mr. Tim Buchmiller
Securities and Exchange Commission
Washington, DC 20549

Re:	Form S-1 Registration Statement
File No 333-156139

Dear Mr. BuchmiIler:

In accordance with Rule 477(c) of the Securities Act of 1933, as amended, the Board of Directors of our Company has resolved to withdraw the pending Registration Statement filed on Form S-1 with the Commission, effective immediately, in order to address the Commission's comments as issued in its letter to the Company of January 9, 2009, including the Commission's comment regarding registration of Common Stock and Class A shares under the Securities Exchange Act of 1934, as amended. The Company further advises that, to its knowledge, no securities listed in the Registration Statement have been sold by the selling security holders, scheduled in the S-1 Registration Statement, which is sought to be withdrawn.

Please acknowledge the withdrawal of the S- 1 Registration Statement. We appreciate your cooperation in this matter.

Very truly yours,

MATECH CORP.

By:	/s/ Robert Bernstein
Robert Bernstein,
President and Co-CEO